SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer ID (CNPJ): 33.042.730/0001-04

CSN issues US$ 200 million in bonds reopening due in 2020

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”) hereby announces that it has priced, through its wholly-owned subsidiary CSN Resources S.A., an additional bond issuance in the amount of US$200 million, through the reopening of the US$1 billion bonds, at an interest rate of 6.5% p.a., due in July 2020, in accordance with Rule 144A and Regulation S of the United States of America (“Bonds”).The offering price was 106.00% and yield was 5.6% p.a.. The bonds are guaranteed by CSN and the funds raised with the issuance will be used to pay short-term debt, extend the group’s debt profile and for general corporate purposes.

Bonds were not and will not be registered according to the U.S. Securities Act of 1933 and cannot be offered or sold in the United States of America. Therefore, bonds will not be registered with the U.S. Securities and Exchange Commission or any other capital-market regulatory agency or body in any other country; and thus, bonds cannot be offered or sold in the U.S. without an applicable registration exemption. Once the bonds will not be offered or placed in Brazil, they will also not be registered with the Brazilian Securities and Exchange Commission (CVM). This notice does not constitute an offer for the sale or bid for any securities.

São Paulo, January 30, 2012

COMPANHIA SIDERÚRGICA NACIONAL

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 30, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.